April 30, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund STS (“Feeder Fund”)

File Numbers 811-21831 & 333-140822

Alternative Investment Partners Absolute Return Fund (“Master Fund”)

File Numbers 811-21767 & 333-140821

(each a “Fund,” collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comment letter, dated March 30, 2007, regarding the registration statement on Form N-2 for each Fund filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2007 (the “Amendment”). Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes have been reflected in Pre-Effective Amendment No. 1 to each Fund’s registration statement on Form N-2, which was filed via EDGAR on or about the date hereof (the “Pre-Effective Amendment”). We have also received certain telephonic comments to the financial statements filed by each Fund on Form N-CSR. Our responses to such comments also are set forth below.

General

Comment 1.

Please state in your response letter whether the NASD will or has reviewed the proposed terms and arrangements of the transaction involved in the registration statements. In this connection indicate whether the NASD has reviewed the payments by the adviser to financial intermediaries in connection with the sale of shares of the Funds as discussed under the caption “Adviser Payments.” Indicate also whether the NASD aggregated such payments with the distribution fee for purposes of determining compliance with NASD guidelines on compensation limits.

Response 1. The NASD has reviewed the proposed terms and arrangements of the transactions involved in the registration statements, and has given certain non-material comments. The NASD has also reviewed the payments discussed under the caption “Adviser Payments,” and aggregates such payments with the Shareholder Servicing Fee (which is not a distribution fee) for purposes of determining compliance with NASD guidelines on compensation limits.

Comment 2.

According to our records, the Funds have not made the required fidelity bond filings. If true, the Funds should do the following: i) demonstrate that they had all of the requisite bond coverage, Fund Board approvals, et cetera in place for all of the year(s) they might have failed to file; ii) make all of the requisite filings with all of the required documents; iii) provide us with a detailed explanation of how the failure occurred and what has been done to insure that this does not recur; iv) after counsel talks with the Chief Compliance Officer, provide an explanation of how this was not picked up in the Chief Compliance Officer’s reviews; and v) provide confirmation that this was fully discussed with the Funds’ boards.

Response 2. We note that the Fund is covered under the bond pertaining to the period August 15, 2005-2006 and Absolute Return Fund and Absolute Return Fund STS are covered under the bond pertaining to the period August 15, 2006-2007.

(i) We hereby attach the bond/riders, proof of payment and excerpts of minutes of Board meetings at which the fidelity bonds were approved.

(ii) The Funds determined in late March that the bonds had not been filed with the Commission and, after obtaining Microsoft Word files of the bond/riders from the insurers, the filed the bonds on April 4, 2007. When making the filings, the Funds noted that, although the Board had approved at the organizational meeting of each Fund the joining of each Fund to the fidelity bond previously purchased for Morgan Stanley Institutional Fund of Hedge Funds LP, because there was a lag between the seeding by Morgan Stanley Investment Management and the public offering of the Funds, it was later determined by the Board to reapprove adding those Funds to the bond upon their launch. Then Master Fund was added to the bond in January 2006 when it was seeded, but the Board’s approval to do so was inadvertently not obtained. Therefore, the Adviser requested at the next Board meeting held on April 25, 2007 that the Board ratify this action, and the Board did so. The Feeder Fund was seeded and launched in September 2006, and the necessary Board approvals were obtained prior to adding the Feeder Fund to the bond purchased for the policy year beginning August 15, 2006.

(iii) Morgan Stanley’s Risk Management and Insurance Group (“RMI”), the group within Morgan Stanley that is responsible for, among other things, placing insurance for the Funds, did not provide Morgan Stanley Investment Management’s Legal Department with copies of the bonds/riders to be filed. Attached is a description of the controls that have been put in place by RMI to ensure that this does not recur.

(iv) The fidelity bonding policy is assessed as a “medium risk” policy by the Funds’ Chief Compliance Officer and consistent with the Compliance Testing program requiring medium risk policies to be tested every two years, was last tested in 2005. While most control procedures were tested at that time, testing of the SEC filing control was not conducted as such control was deemed “low risk” given the minimal impact that such filing has on investors and that the Legal Department, pursuant to the policy, is responsible for timely filing of fidelity bond materials with the SEC and the provision of notices to the Funds’ Board.

(v) The matter was discussed with the Chairman of the Funds’ Board on April 10, 2007. In addition, it was discussed with the Funds’ Board at their most recent meeting, which was held on April 25, 2007.

Comment 3.

We thought it worthwhile to point out that, although the cover of the registration statement contains a correct reference to the Master Fund’s registration number under the 1940 Act, the letter accompanying that filing incorrectly lists the Fund’s registration number as 811-21768.

Response 3. The transmittal letter accompanying the Pre-Effective Amendment to the Master Fund’s registration statement contains the correct registration number.

Comment 4.

Footnote one to the pricing table on the cover page of the Master Fund’s registration statement states: “Estimated solely for purposes of calculating the registration fee. A portion of this fee has been previously paid.” Expand the footnote to provide a fuller explanation of the handling of the fee, including when the prior amounts were paid and the filing associated with that payment.

Response 4. The footnote has been revised accordingly.

Comment 5.

A note at the bottom of the cover of the Feeder Fund registration statement indicates that the Feeder Fund, as managing member of the AIP Absolute Return Fund LDC (“Offshore Fund”), has also executed the registration statement. Please also disclose that the Board of Directors of the Feeder Fund executed the registration statement in its capacity as managing member of the Offshore Fund.

Response 5. The requested disclosure has been added.

Comment 6.	Explain why the pricing table at the bottom of the cover page does not reflect the deduction of the sales load. Also, add foreign investors to the structural diagram.

Response 6. The pricing table has been revised to reflect the deduction of the sales load. Foreign investors have been added to the structural diagram for the Feeder Fund.

Comment 7.	Confirm that the adviser may not recapture the $30,000 in organizational expenses.

Response 7. The Adviser may not recapture such organizational expenses.

Prospectus

Comment 8.

Disclosure captioned “Summary of Terms – Investment Program” states: “Investment Funds are typically not registered as investment companies under the 1940 Act.” Although the underlined term suggests that some investment funds are registered, reconcile that statement with the view that hedge funds by definition are not registered under the 1940 Act or the Securities Act.

Response 8. The word “typically” has been deleted.

Comment 9.

Disclosure in the same paragraph states that: “In addition, by investing in a number of Investment Funds and spreading risks among them, the Master Fund seeks to achieve the desired capital appreciation with lower volatility than likely would be achieved by investing with most individual Investment Funds.” Reconcile this suggestion of broadly diversified risk with the fact that the master fund is non-diversified and may invest 15% in any one underlining fund. Other disclosure in the paragraph states: “The Master Fund may seek to gain investment exposure to certain Investment Funds or to adjust market or risk exposure by entering into derivative transactions, such as total return swaps, options and futures.” Explain in the response letter how use of derivatives gives the Fund exposure to Investment Funds.

Response 9. We have removed the reference to “spreading risks” and revised the disclosure to clarify that the Master Fund will invest in a number of Investment Funds that employ a variety of absolute return strategies. With respect to derivatives, in certain circumstances, the Master Fund may enter into one or more derivative transactions where the performance of the derivative instrument is linked to the performance of one or more Investment Funds or Investment Funds’ underlying investments (for example, where an Investment Fund is concentrated in a given sector). The Master Fund may enter into these types of derivative transactions where, for example, an Investment Fund in which the Master Fund would like to invest does not have sufficient capacity for a direct investment on the part of the Master Fund.

Comment 10.

Later disclosure under this sub-caption states: “The Adviser generally seeks to invest substantially all of the Master Fund’s assets in Investment Funds whose expected risk-adjusted returns are deemed attractive and likely to have limited correlations among each other or with fixed income or equity indices. The Adviser periodically reallocates the Master Fund’s investments among Investment Funds in order to increase the Master Fund’s expected risk-adjusted return.” This disclosure and other statements regarding the spreading of risk reflect a substantial policy to mitigate risks. Explain to the staff whether the mitigation of risk is an objective of the Funds.

Response 10. The investment objective of the Funds is capital appreciation. The Funds seek to achieve this objective by allocating their assets among a number of Investment Funds that employ a variety of absolute return strategies, which the Funds anticipate will collectively have lower volatility than other individual investment strategies. Thus, by allocating their assets in this manner, the Funds seek to achieve high “risk-adjusted” returns.

Comment 11.

A few paragraphs later in the Feeder Fund prospectus it is said that: “The Adviser limits Master Fund investments in any one Investment Fund to less than 5% of an Investment Fund’s outstanding voting securities.” Explain to the staff whether the Fund follows this policy for purposes of its diversification policy or to avoid raising issues under §17 of the 1940 Act.

Response 11. The Master Fund follows this policy to avoid raising issues under Section 17 of the 1940 Act.

Comment 12.

The discussion captioned “Summary of Terms” states that the adviser intends to invest the Master Fund’s assets primarily in Investment Funds that employ, among others, specialist credit strategies, i.e., strategies whereby such funds seek “to invest in and lend to credit sensitive issuers that are generally rated below investment grade.” Add disclosure characterizing such securities as “junk”.

Response 12. Such disclosure has been added.

Comment 13.

Disclosure sub-captioned “Potential Benefits of Investing in the Fund” states: “If the Fund has previously invested (through its indirect investment in the Master Fund) in an Investment Fund that has closed, an investor would nevertheless be able to invest indirectly in such Investment Fund by investing in the Fund.” Explain how an investor would know that the Master Fund was invested in a closed hedge fund.

Response 13. An investor with sufficient assets to invest in the Fund might be able to invest directly in one or more Investment Funds. However, if such an investor attempted to invest directly in an Investment Fund that had closed to new investors, the Investment Fund would presumably notify the prospective investor accordingly. The Master Fund files its schedule of investments semi-annually per Item 6 of Form N-CSR, as well as after its first and third fiscal quarters on Form N-Q, and an investor that has been informed as to the closing of an Investment Fund (as set forth in the prior sentences) could determine that the Master Fund had invested in such Investment Fund as of a recent date. We note that the disclosure cited in Comment 13 does not state that the Master Fund would necessarily have superior access to investment opportunities in Investment Funds than another investor might, but merely refers to the possibility that the Master Fund might invest in an Investment Fund prior to its closing or might be able to make additional investments in an Investment Fund that has “soft-closed” to new investors but not to additional investments from existing investors.

Comment 14.	Confirm that the tax opinion referred to in the third paragraph under this sub-caption has been or will be filed as an exhibit.

Response 14. The tax opinion concerning the Feeder Fund was filed as Exhibit (n)(1) to Pre-Effective Amendment No. 3 to the Feeder Fund’s registration statement on Form N-2 (File Nos. 333-129563; 811-21831), filed on July 13, 2006, and has been incorporated by reference into subsequent filings (including the Pre-Effective Amendment to the Feeder Fund’s registration statement).

Comment 15.	Disclosure under the sub-caption “Offshore Fund” states that: “The Offshore Fund is organized as a LDC in the Cayman Islands.” Define the underlined term.

Response 15. We note that the term is already defined under the sub-caption “Investment Program.”

Comment 16.

Disclosure sub-captioned “Shareholder Servicing Fee” indicates that the Master Fund charges a shareholder servicing fee. Since the Master Fund has only one shareholder, the Offshore Fund, explain why it would charge this fee. Later in this paragraph it is said that: “In exchange for this fee, the Distributor or the Service Agent, as the case may be, will respond to Shareholder inquiries about the Master Fund, facilitate Master Fund communications with Shareholders . . .” Explain why the Offshore Fund or the Feeder Fund would make an inquiry regarding the Master Fund. May investors in the Feeder make an inquiry to the Master?

Response 16. (a) We note that the Offshore Fund is not the sole shareholder of the Master Fund. Investors that are U.S. persons and subject to taxation can invest directly in the Master Fund, while U.S. investors that have a special tax status (e.g., tax-exempt or tax-deferred status) invest in the Master Fund indirectly through the Feeder Fund. The Master Fund charges a Shareholder Servicing Fee with respect to (i) its direct U.S. taxable shareholders, and (ii) the Offshore Fund, which portion of such fee is indirectly borne by the shareholders of the Feeder Fund.

(b) Investors in the Feeder Fund may make inquiries to the Master Fund for a variety of reasons. For example, insofar as the Feeder Fund will only conduct repurchase offers if the Master Fund makes a parallel repurchase offer, Feeder Fund investors may have questions about repurchase offers that would be appropriately directed to the Master Fund. More generally, as all investments occur at the Master Fund level, any investor questions regarding the Feeder Fund’s indirect investments in Investment Funds or its status generally as a “fund of hedge funds” would be appropriately directed to the Master Fund.

Comment 17.

Disclosure sub-captioned “Adviser Payments” discusses certain payments by the adviser out of its own funds to brokers, dealers and other financial intermediaries. Explain to the staff whether the payments cover sales to non-U.S. persons.

Response 17. As set forth in the second paragraph under such sub-caption, such payments do indeed cover sales of the Offshore Fund to non-U.S. persons.

Comment 18.

The discussion captioned “Summary of Terms – Purchase of Shares” states that: “The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors . . .” Please confirm that any changes will be disclosed in the Fund’s prospectus.

Response 18. Any such changes will be disclosed in the Fund’s prospectus.

Comment 19.

The next paragraph states that: “All purchases are subject to the receipt of immediately available funds two business days prior to the applicable purchase date in the full amount of the purchase. The investor must also submit a completed application form ten business days before the applicable purchase date.” Disclose what happens to an investment when an investor misses these dates.

Response 19. Disclosure has been added to reflect the fact that an investor who misses such cut-off dates will have the effectiveness of its investment in the Fund delayed until the following month. Pursuant to our subsequent phone conversations, disclosure has been added to clarify how subscription proceeds in respect of such delayed investments are held in an account by the Fund.

Comment 20.

Add disclosure to the sub-caption “Repurchase of Shares By the Fund” which more fully explains the repurchase offer process, including how the Offshore Fund will make repurchase offers and how offers are made to non-U.S. investors.

Response 20. Additional disclosure has been added to clarify that the Offshore Fund will make repurchase offers to its shareholders, including non-U.S. investors, on the same terms and conditions of those made by the Master Fund to its shareholders.

Comment 21.

Disclosure captioned “Summary of Terms – Risk Factors” indicates that Investment Managers may invest in securities of non-U.S. issuers, including those located in emerging markets. This policy is referenced several times in the filing. If Chinese securities may be acquired by underlying fund investment managers, add disclosure responsive to the following:

Do any of the Chinese companies in which the Fund invests have any dealings with or involve contacts with countries identified by the U.S. State Department as state sponsors of terrorism or countries subject to sanctions administered by the U.S. Treasury Department’s Office of Financial Assets Control, such as Sudan, North Korea, Iran, Syria and Cuba? If so, please advise us of your view as to their materiality to the Fund and whether they pose a material investment risk to persons considering purchasing the Fund. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors but should include considerations of all factors, including the potential impact of corporate activities upon a company’s reputation and share value and that a reasonable investor would deem important in making an investment decision.

Response 21. Some of the Investment Funds in which the Master Fund invests may invest in Chinese companies. We do not monitor the business transactions of these companies, although we believe that the Investment Funds’ Investment Managers, to some extent, monitor the business of their investee companies. We do not believe that the types of prohibited business dealings to which you refer represent a material risk to the Funds or their shareholders. While any company identified as having dealings with countries identified as sponsors of terrorism or subject to sanctions may suffer damage to its reputation, given the overall focus of the Master Fund’s investments, we do not believe this to be a material risk to the Funds or to persons purchasing shares of the Funds.

Comment 22.	The eleventh bullet discusses investments in unlisted closed-end funds. Provide a fuller discussion of this risk. The next bullet discusses borrowing. Revise the bullet to clearly identify the entity that will engage in the leverage transactions discussed in this bullet. A subsequent bullet makes reference to the risk of “investing in a non-diversified fund that may allocate an unlimited percentage of its assets to the securities of any one issuer.” Reconcile this statement with the earlier statement regarding the Fund’s policy of limiting or spreading the risks by investing broadly in many underlying funds. Revise the next bullet by including a clause similar to the underlined clause in the following excerpt: “and, therefore, the Fund and its shareholders will not be able to avail itself of 1940 Act protections.” Revise a subsequent bullet by making the change indicated in the following excerpt: “investing in a fund whose investors will bear three layers of asset-based fees . . .”

Response 22. We have made the requested changes. With respect to the comment about the Funds’ non-diversified status and the Master Fund’s policy of investing in a number of Investment Funds, please see Response 10 above. Regarding the final comment, we have revised the disclosure to clarify that an investor in the Feeder Fund will bear the expenses of the Feeder Fund, as well as the fees and expenses of the Master Fund and the Investment Funds in which the Master Fund invests.

Comment 23.	Add disclosure to the risk discussion which discusses how non-U.S. persons will vote on Master Fund issues.

Response 23. The requested disclosure has been added.

Comment 24.

Revise the introductory paragraph to the fee table to indicate that the table illustrates the fees of the Offshore Fund, as well as the Feeder and Master Fund’s. Further, change the redemption fee line item to indicate “not applicable” as oppose to “None.” Generally, confirm that none of the Funds has leveraged through debt or preferred transactions. Confirm that costs associated with the Offshore Fund are included under either “Acquired Fund Fees and Expenses” or “Other Expenses.” In light of General Instruction 10 to Form N-2, explain why sales loads are excluded in calculating the information in the example segment of the table.

Response 24. (a) As disclosed in the Feeder Fund prospectus, the portion of the Offshore Fund’s expenses allocated to the Feeder Fund will be paid entirely by the Adviser or an affiliate of the Adviser while the portion of the Offshore Fund’s expenses allocated to the Offshore Fund’s non-U.S. investors will be paid by the non-U.S. investors. Pursuant to this comment and our subsequent phone conversations, we have revised the Feeder Fund’s fee table to include such expenses in its gross expense ratio and have added a line item showing the effect of the Adviser’s payment of such expenses.

(b) The redemption fee line item has been revised accordingly.

(c) None of the Master Fund, the Offshore Fund or the Feeder Fund has leveraged through debt or preferred transactions.

(d) Per Response 24(a) above, we have revised the fee table to show that expenses associated with the Offshore Fund are included in “Other Expenses.”

(e) The example segment has been revised to reflect the sales loads.

Comment 25.

Disclosure captioned “Structure – Offshore Fund” states that: “The Offshore Fund has no independent investment discretion or other decision-making capabilities and effectively is controlled by the Fund’s Board of Trustees.” Explain to the staff the manner in which the board is able to control the Offshore Fund. The paragraph goes on to state that day-to-day management responsibilities of the Offshore Fund will be performed by officers and service providers of the Fund. Explain whether this is done pursuant to an agreement with the Offshore Fund.

Response 25. As the Offshore Fund has no independent investment discretion or other decision-making capabilities, it will require minimal day-to-day management responsibilities. Accordingly, any material decisions to be made regarding the Offshore Fund are made by the Feeder Fund, in its capacity as managing member of the Offshore Fund, and thus by the Feeder Fund’s Board of Trustees, exercising its duties on behalf of the Feeder Fund. In such respect, the applicable management functions that may be required with respect to the Offshore Fund, are performed by the officers of the Feeder Fund in their capacities as officers of the Feeder Fund. In addition, the agreements entered into by the Offshore Fund with service providers (such as an administrator or custodian) are entered into by the Feeder Fund in its capacity as the managing member of the Offshore Fund.

Comment 26.

The substance of the following sentence is the subject of a risk factor earlier in the disclosure and should be deleted from this discussion: “However, because its management and operations will be controlled by the Fund, which is subject to regulation under the 1940 Act, the lack of direct regulation of the Offshore Fund under the 1940 Act is not expected to create additional risks to the Fund or Shareholders.”

Response 26. The sentence has been deleted.

Comment 27.	Disclose the custodian for the Offshore Fund.

Response 27. The custodian has been disclosed.

Comment 28.

The discussion captioned “Investment Program – Risk Management and Monitoring of Investments” indicates that: “The Master Fund may consider it appropriate . . . to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin, or leverage in the Master Fund’s investment program.” Disclose fully the instruments underlying these strategies and any attendant risk.

Response 28. Disclosure has been added to clarify the various instruments that may underly such derivatives. We believe that appropriate disclosure regarding each such underlying instrument and any attendant risk is contained under “Types of Investments and Related Risks.” A cross-reference to that section also has been added.

Comment 29.

Disclosure captioned “Purchases of Shares” discusses the policies required by the U.S. Patriot Act. Add disclosure which indicates whether each Fund has designated an anti-money laundering compliance officer.

Response 29. Disclosure has been added accordingly.

Comment 30.

Disclosure captioned “Repurchases and Transfers of Shares” discusses each Fund’s policy regarding share repurchases. Confirm that these transactions will be conducted under Rule 13e-4 under the Securities Exchange Act of 1934. The previous prospectuses disclosed that repurchases where expected to commence during April 2007 for the period ending June 30, 2007. Will each Fund commence repurchases as previously contemplated? Add disclosure which clarifies that: i) the quarterly dates listed in the disclosure designate the end of the repurchase period, ii) the approximate date of the commencement of repurchase periods, iii) if applicable, that revocation rights will be extended commensurate with any extension of the repurchase period expiration date, and iv) that the procedure for making initial payments using promissory notes is consistent with customary practices regarding such payments.

Response 30. (a) The repurchase transactions to be conducted by the Master Fund and the Feeder Fund will be conducted under Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

(b) Each of the Master Fund and the Feeder Fund has commenced repurchase offers in April 2007 for the period ending June 30, 2007.

(c) The additional disclosure has been added.

Comment 31.

Disclosure later in this section states that: “Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares from Shareholders.” Clarify this disclosure. For example, how will each Fund know when it has received all eligible tenders?

Response 31. The disclosure has been revised to clarify that the repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders received by the applicable repurchase offer deadline.

Comment 32.	The caption “Plan of Distribution” contains a discussion of sales loads. This discussion should be presented in tabular format and included under to the caption “Purchases of Shares”.

Response 32. The discussion has been presented in tabular form and included under the section “Purchases of Shares.”

Comment 33.

The second paragraph under the caption “Investment Policies and Practices - Fundamental Policies” indicates that percentage restrictions apply at the time of investment. Revise this discussion to add an exception for borrowing transactions.

Response 33. We note that the existing disclosure currently stipulates (in a parenthetical in that paragraph) that borrowing transactions are an exception to the general rule of percentage restrictions applying at the time of investment.

Comment 34.

Disclosure captioned “Management of the Fund – Code of Ethics” states that: “Rule 17j-1 and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund.” With respect to the underlined clause, revise the disclosure to indicate whether the referenced persons may acquire securities that may be purchased or held by a Fund.

Response 34. The disclosure has been revised to reflect that the referenced persons may acquire securities that may be purchased or held by a Fund so long as all requirements set forth in the Codes of Ethics are complied with.

Part C

Comment 35.

To the extent not currently included in Item 34 or elsewhere in the filing, add the following conditions previously set forth in the Fund’s no-action letter issued July 10, 2006 [Alternative Investment Partners Absolute Return Fund STS and AIP Absolute Return Fund LDC, (available July 10, 2006)] to the undertakings set forth in the item:

•	The Feeder Fund’s assets will consist only of cash and securities issued by the Offshore Fund; the Offshore Fund’s assets will consist only of cash and securities issued by the Master Fund,

•

The securities issued by the Offshore Fund will be the only investment securities that are held by the Feeder Fund and, in turn, the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund,

•

The Offshore Fund’s purchase of the Master Fund’s securities will be made pursuant to an arrangement among the Feeder Fund, the Offshore Fund and the Master Fund, or its principal underwriter, whereby the Offshore Fund is required to seek instructions from the shareholders of the Feeder Fund and the Non-U.S. Investors, with regard to the voting of all proxies with respect to the Master Fund’s securities that are held by the Offshore Fund and to vote such proxies only in accordance with such instructions, and

•	The Feeder Fund’s purchase of the Offshore Fund’s securities will be made pursuant to an arrangement with the Offshore Fund, whereby the Feeder Fund will be required to seek instructions from its shareholders, with regard to the voting of all proxies with respect to the Offshore Fund’s securities held by the Feeder Fund and to vote such proxies only in accordance with such instructions.

Response 35. We have added the undertakings set forth in the Feeder Fund’s no-action letter to Item 34 of the Pre-Effective Amendment to the Feeder Fund’s registration statement.

Financial Statements Filed on Form N-CSR

Comment 36.

With respect to the “Statement of Assets and Liabilities” of the Feeder Fund, please explain to the staff what the “prepaid investment” in the Master Fund refers to, as well as the corresponding liability for “subscriptions received in advance.” Please explain the impact such subscriptions and prepaid investments have on Feeder Fund shareholders. Also, please explain the purpose of the cash held by the Feeder Fund in the second line item under “Assets.”

Response 36. As set forth in the Feeder Fund’s prospectus, prospective investors in the Feeder Fund are required to pay the purchase price for their subscriptions at least two business days prior to the applicable purchase date (which is the first business day of each month). The amounts reflected in the line item for “prepaid investment in the Master Fund” and the corresponding liability for “subscriptions received in advance” refer to such subscription amounts received by the Feeder Fund from investors whose investments in the Feeder Fund (and the corresponding investment in the Master Fund) would take effect as of the first business day of the following month. Generally, such investments are made at the net asset value as of the applicable purchase date (i.e., as of the end of the preceding month), rather than as of the time such subscription amounts were received. Accordingly, the Feeder Fund’s receipt of subscription amounts two business days prior to the applicable purchase date does not dilute the net asset value of the Feeder Fund’s existing shareholders at that time. Finally, the minimal amounts of cash held by the Feeder Fund at any time are for the purpose of paying the Feeder Fund’s day-to-day expenses, rather than for investment purposes.

Comment 37.

With respect to the “Statement of Operations” of the Feeder Fund, please reconcile the title of the first line item under “Expenses” (“Organization and Offering Costs”) with the last paragraph under Note 2 “Significant Accounting Policies – Income Recognition and Expenses,” which states that the Adviser has borne the Feeder Fund’s organizational expenses of $30,000.

Response 37. The last paragraph under Note 2 “Significant Accounting Policies – Income Recognition and Expenses” is correct. The title of the first line item under “Expenses” should not refer to organization costs.

Comment 38.

With respect to the swap entered into by the Master Fund as set forth in the Master Fund’s “Schedule of Investments” and discussed in Note 4 to the Master Fund’s financial statements (“Financial Instruments with Off-Balance Sheet Risk – Swap Agreements”), please explain to the staff why the $16.3 million “Fixed Amount” is not referred to as a loan.

Response 38. The “Fixed Amount” is part of the notional amount under the swap agreement. The Master Fund pays interest on the entire outstanding notional amount (not just the Fixed Amount). The Master Fund’s treatment of the Fixed Amount in its financial statements is consistent with guidance provided by the Commission staff relating to the treatment of interest payments under swap contracts pursuant to Financial Accounting Standard No. 133. Pursuant to such Commission staff guidance, all fair value adjustments (including interest payments) to derivative instruments should be reflected in unrealized appreciation/depreciation prior to realization, and realized gains and losses upon realization.

*         *         *         *        *        *        *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John Cacchione
John Cacchione

Home Office P.O. Box 1227 Baltimore, MD 21203
RIDER

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No.	FIB 0005823-02	Effective Date 08-15-05
Morgan Stanley Institutional Fund of Hedge Funds

It is agreed that:

The attached bond is amended by replacing that Item(s) on the Declarations corresponding to the Item(s) indicated below with an "X":

☒	Item 2.	Bond Period: from 08-15-05 12:01 a.m. to 08-15-06 12:01 a.m.
standard time at the Principal Address shown in Item 1. above.

☐	Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $

☐	Item 4.	Subject to Sections 4. and 11. hereof,
the Single Loss Limit of Liability is $
and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Single Loss Limit of Liability	Single Loss Deductible

Accepted:

(INSURED)

By:
(OFFICIAL TITLE)

SR 6150c AMEND DECLARATIONS PAGE-DISCOVERY FORM RIDER

FOR USE WITH THE FINANCIAL INSTITUTION BONDS, STANDARD FORM NOS. 14,

15, 24 AND 25. ITEM 3. NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

REVISED TO JUNE, 1990.	DUPLICATE COPY

Home Office P.O. Box 1227 Baltimore, MD 21203
RIDER

To be attached to and form part of Bond No. FIB 0005823 02

It is agreed that the Insured under the attached bond are:

Morgan Stanley Institutional Fund of Hedge Funds LP

Alternative Investment Partners Absolute Return LP

Additional Premium $882

0175 NAMED INSURED RIDER

FOR USE WITH FINANCIAL INSTITUTION BONDS

WRITTEN ON A DECLARATIONS PAGE BASIS	DUPLICATE COPY

Home Office P.O. Box 1227 Baltimore, MD 21203
RIDER

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No.	FIB 0005823-03	Effective Date 08/15/06
Morgan Stanley Institutional Fund of Hedge Funds LP

It is agreed that:

The attached bond is amended by replacing that Item(s) on the Declarations corresponding to the Item(s) indicated below with an "X":

☒	Item 2.	Bond Period: from 08/15/2006 12:01 a.m. to 08/15/2007 12:01 a.m.standard time at the Principal Address shown in Item 1. above.
☐	Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $
☐	Item 4.	Subject to Sections 4. and 11. hereof,the Single Loss Limit of Liability is $ and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Single Loss Limit of Liability	Single Loss Deductible

Accepted:

(INSURED)

By:
(OFFICIAL TITLE)

SR 6150c AMEND DECLARATIONS PAGE-DISCOVERY FORM RIDER

FOR USE WITH THE FINANCIAL INSTITUTION BONDS, STANDARD FORM NOS. 14, 15, 24 AND 25. ITEM 3. NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

RIDER ENDORSEMENT

This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.

If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. FIB 0005823-03        Effective Date 08/15/06

NAMED INSURED

It is agreed that:

The Insured under the attached bond/policy are as follows:

Morgan Stanley Institutional Fund of Hedge Funds LP

Morgan Stanley Institutional Fund of Hedge Funds II LP

Alternative Investment Partners Absolute Return Fund

Alternative Investment Partners Absolute Return Fund STS

F239 NAMED INSURED RIDER/ENDORSEMENT	page I of I
FOR USE WITH BONDS AND POLICIES FOR FINANCIAL INSTITUTIONS. 6/05)

Includes copyrighted material of The Surety Association of America with its permission.

Copyright, The Surety Association of America, 1997

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

COLONIAL AMERICAN CASUALTY AND SURETY COMPANY

This rider forms a part of the bond numbered below.

P. 0. Box 1227

Baltimore, Maryland 21203

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

INSURED
Morgan Stanley Institutional Fund of Hedge Funds.
EFFECTIVE DATE: June 1, 2002	BOND NO: FIB 0005417

SCHEDULE A

Optional Insuring Agreements and Coverages	Single Loss Limit of Liability	Single Loss Deductible
Fidelity	$5,000,000	$10,000
Audit Expense	$100,000	$2,500
On Premise	$5,000,000	$10,000
In Transit	$5,000,000	$10,000
Forgery or Alteration	$5,000,000	$10,000
Securities	$5,000,000	$10,000
Worldwide Counterfeit Currency	$5,000,000	$10,000
Computer Security	$5,000,000	$10,000
Phone Initiated Transactions	$5,000,000	$10,000
Unauthorized Signatures	$100,000	$5,000
Uncollectible Items of Deposit	$100,000	$5,000
Stop Payment Legal Liability	$100,000	$5,000
Claims Expense	$100,000	$2,500

0176 - For Use with FIB's with Optional Coverages	1 of 1

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

P. O. Box 1227

Baltimore, Maryland 21203

INVESTMENT COMPANY BLANKET BOND

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

P. O. Box 1227

Baltimore, Maryland 21203

DECLARATIONS

Item 1. Name of Insured (the "Insured")	Bond Number FIB 0005417
Morgan Stanley Institutional Fund of Hedge Funds
Principal Address:
One Tower Bridge
100 Front Street, Suite 1100
West Conshohocken, PA 19428

Item 2. Bond Period from 12:01 a.m. on June 01, 2002 to 12:01 a.m on June 01, 2003 or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3: Limit of Liability—
Subject to Sections 9, 10 and 12 hereof:

SEE SCHEDULE A
Item 4: Offices or Premises Covered—All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5: The liability of (the "Underwriter") is subject to the terms of the following Riders attached hereto: Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13 and of all Riders applicable to this Bond issued during the Bond Period.

By:
Authorized Representative

INVESTMENT COMPANY BLANKET BOND

Fidelity & Deposit (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A and loss resulting from fire, smoke or explosion.

D.	IN TRANSIT

Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

1.	uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

2.	any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE-INITIATED TRANSACTIONS

Loss caused by a Phone-initiated Transaction, where the request for such Phone-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive, EXCLUDING loss resulting from:

1)	the failure to pay for shares attempted to be purchased; or

2)	any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include telefacsimile or electronic transmission) accompanied by a signature guarantee; or

4)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include telefacsimile or electronic transmission) at least one (1) day prior to such redemption, or (c) over the telephone or by telefacsimile or electronic transmission at least fifteen (15) days prior to such redemption; or

5) the intentional failure to adhere to one or more Phone Security Procedures;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone Security Procedures with respect to all Phone-initiated Transactions.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION OR MERGER – NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEY’S FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorney’s fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceedings.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING PROVISIONS,

CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Automated Phone System” means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone by use of a touch-tone keypad or other tone system (not to include transmissions from a Computer System or part thereof).

D.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

E.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

F.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

G.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

H.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

I.	“Employee” means:

1.	each officer, director, trustee, partner or employee of the Insured, and

2.	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

3.	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

4.	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

5.	each officer, director, trustee, partner or employee of

a.	an investment adviser,

b.	an underwriter (distributor),

c.	a transfer agent or shareholder accounting recordkeeper, or

d.	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

6.	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

7.	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

8.	each officer, partner or employee of

a.	any Depository or Exchange,

b.	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

c.	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis, while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

9.	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.	“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreements.

O.	"Mysterious Disappearance" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	"Non-Fund" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	"Phone Security Procedure" means procedures for Phone-initiated Transactions as stated in the Application.

R.	"Phone-initiated Transaction" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is (a) requested by voice over the telephone, (b) requested through an Automated Phone System, or (c) requested through a Telefacsimile System.

S.	"Property" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or shall have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

T.	"Securities" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	"Security Company" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	"Self Regulatory Organization" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.	"Shareholder of Record" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X,	"Single Loss" means:

1.	all loss resulting from any one actual or attempted Theft committed by one person, or

2.	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

3.	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

4.	all expenses incurred with respect to any one audit or examination, or

5.	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	"Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines (not to include transmissions from a Computer System or part thereof).

Z.	"Theft" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Los resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.	Loss in time of peace or war resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.	Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat.

1.	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

2.	to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fradulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed over the telephone, whether by voice or through an automated system (including an Automated Phone System or a Telefacsimile System), unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fradulent Act or Theft committed by an Employee as defined in Section 1.1(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon a practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorney's Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to:

Surety & Financial Claims

P.O. Box 17171

Baltimore, MD 21297-1171

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when any Employee assigned to the Risk and Insurance Management Department of the Insured

1)	becomes aware of facts, or

2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property.

2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon the discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall not be less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handing of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Properly involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder, provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purpose of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Morgan Stanley Institutional Fund of Hedge Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 2

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (“Non-Fund”) or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

1)	services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

2)	Investment Advisory Services rendered by a Non-Fund to an investment advisory client of such Non-Fund; or

3)	in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) or (2) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) or (2) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which is Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services described in (1) or (2) above.

As used herein, “Investment Advisory Services” means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

For purposes of this Rider, Investment Advisory Services shall not include Personal Financial Planning Services.

It is further understood and agreed that as used herein, “Personal Financial Planning Services” means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning, budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 3

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, (“Affiliated Entity”), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 4

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

1.	is committed by Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

2.	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

3.	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and administration of computer access as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

2.	Exclusions: It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

1.	any Authorized User (whether a natural person or an entity); or

2.	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

3.	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity:

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

g.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

a.	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

b.	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 5

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that not withstanding Section 9, Non-Reduction and Non Accumulation of Liability and Total Liability, or any other provision of this Bond, the liability of the Underwriter under this Bond with respect to any and all loss or losses, under Insuring Agreement H, Uncollectible Items of Deposit, shall be limited to an aggregate of One Hundred Thousand Dollars ($100,000) for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 6

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, an Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

1.	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

2.	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder’s bank account of record; or

3.	written request to a trustee or custodian for a Designated Retirement Account (“DRA”) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

A.	“Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

B.	“Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 7

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

1.	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

2.	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

1.	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

2.	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 8

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 9

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone-initiated Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

1.	a Phone-initiated Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

2.	a Phone-initiated Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply of the application of the Phone-initiated Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone-initiated Redemption” means any redemption of shares issued by an Investment Company, which redemption is (a) requested by voice over the telephone, or (b) requested through a Telefacsimile System.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 10

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone-initiated Transaction requested through an Automated Phone System, except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 11

Morgan Stanley Institutional Fund of Hedge Funds		FIB0005417
Insured		Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

It is agreed that:

Insuring Agreement G is deleted and replaced by the following:

G.	COUNTERFEIT CURRENCY

Loss resulting directly from the Insured in good faith, having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America, Canada or any other country which prove to be Counterfeit.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 12

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

“STOP PAYMENT OR DISHONOR LIABILITY

Loss which the Insured shall become legally liable to pay to a customer or authorized representative of such customer due to the Insured’s:

(a) failure to comply with any notice from any customer of the Insured or any authorized representative of such customer to stop payment of any Negotiable Instrument made or drawn by such customer or such authorized representative of such customer; or

(b) refusal to pay any Negotiable Instrument made or drawn by the customer of the Insured or any authorized representative of such customer; or

(c) failure to give proper notice of dishonor of a Negotiable Instrument, but only with respect to a Negotiable Instrument other than a travelers check:

(1) payable by the Insured and drawn, made or accepted by any depositor of the Insured, and

(2) for which a notice to stop payment is first received by the Insured or presentment is first made to the Insured during the Bond Period.”

2.	It is agreed that with respect to the Stop Payment or Dishonor Liability Insuring Agreement, Negotiable Instrument means any writing 1) signed by the maker or drawer; and 2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and 3) is payable on demand or at a definite time; and 4) is payable to order or bearer.

3.	In addition to the exclusions in the attached bond, the Stop Payment or Dishonor Liability Insuring Agreement does not cover:

(a) loss resulting by reason of the assumption of liability in a contract or agreement, unless the Insured would be legally liable for damages in the absence of the contract or agreement;

(b) loss resulting directly or indirectly from the dishonest or fraudulent acts of any Employees of the Insured.

STOP PAYMENT OR DISHONOR LIABILITY

INSURING AGREEMENT RIDER

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 13

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

“UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any checks or Withdrawal Orders which bear unauthorized signatures or endorsements. It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement for loss arising from the unauthorized signature or endorsement on a check or Withdrawal Order drawn on a customer’s account that the Insured shall have on file signatures of all persons authorized to sign such checks or Withdrawal Orders.”

2.	The Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement shall be the amounts shown on Schedule A.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 14

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

“CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid and collectible claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured’s Employees, which loss exceeds the Single Loss Deductible Amount applicable to any of the Insuring Agreements of this bond.”

2. Exclusion J. shall not apply to the Insuring Agreement set forth in paragraph 1. of this rider.

Memorandum

RISK & INSURANCE MANAGEMENT
750 Seventh Avenue
33rd floor
New York, NY 10019

To:	Mary Mullin	Date:	August 17, 2005

From:	Christina Gee	cc:	L.Rai

Subject:	Morgan Stanley Institutional Fund of Hedge Fund Blanket Bond Invoice
Policy Period: 8/15/05 - 8/15/06
Invoice No.: 852886

Please find enclosed an invoice in the amount of $15,718 for the renewal of the Morgan Stanley Institutional Fund of Hedge Fund Blanket Bond policy. The full amount should be remitted to Marsh USA Inc. as soon as possible to avoid cancellation of the policy due to late payment.

MARSH

Marsh USA Inc.
New York, NY - 299
(212) 345-6000

Invoice No.
852886

REMITTANCE COPY

Date: 8/10/05

Attn: Christina Gee
Morgan Stanley
750 Seventh Avenue
New York, NY 10020

Effective Date	Expiration Date	Client No.
8/15/05	8/15/06	027947

Policyholder: M.S. Institut.

ORIGINAL Billing Effective Date: 8/15/05

Insurer	Policy No.	Type of Coverage / Item	Amount
FIDEL.& DEP MD	FIB0005823-02	FIDELITY BOND PREMIUM	15,718.00
		REMIT IN: UNITED STATES DOLLARS	
		TOTAL:	15,718.00

Renewal premium due for Investment Company
Blanket Bond effective 8/15/05 - 8/15/06
Morgan Stanley Institutional Fund of Hedge
Funds
P. Logan/S. Cole/rt

Please indicate Invoice # 852886
on your remittance to:

Marsh USA Inc.
New York Office
P.O. Box 19601
Newark, NJ 07195-0601

Invoice Is Payable In Full Upon Receipt

Marsh earns and retains interest income on premium payments held by Marsh on behalf of insurers during the period between receipt of such payments from clients and the time such payments are remitted to the applicable insurer, where permitted by law.

RETURN THIS COPY WITH YOUR REMITTANCE

MARSH

Marsh USA Inc.
New York, NY - 299
(212) 345-6000

Invoice No.
852886

ORIGINAL INVOICE

Date: 8/10/05

Attn: Christina Gee
Morgan Stanley
750 Seventh Avenue
New York, NY 10020

Effective Date	Expiration Date	Client No.
8/15/05	8/15/06	027947

Policyholder: M.S. Institut.

ORIGINAL Billing Effective Date: 8/15/05

Insurer	Policy No.	Type of Coverage / Item	Amount
FIDEL.& DEP MD	FIB0005823-02	FIDELITY BOND PREMIUM	15,718.00 ✓
		REMIT IN: UNITED STATES DOLLARS	

Renewal premium due for Investment Company
Blanket Bond effective 8/15/05 - 8/15/06
Morgan Stanley Institutional Fund of Hedge
Funds
P. Logan/S. Cole/rt

APPROVED
AUG 17 2005
RISK & INS.
MANAGEMENT DEPT.

Please indicate Invoice # 852886
on your remittance to:

Marsh USA Inc.
New York Office
P.O. Box 19601
Newark, NJ 07195-0601

TOTAL: 15,718.00

Invoice Is Payable In Full Upon Receipt

Marsh earns and retains interest income on premium payments held by Marsh on behalf of insurers during the period between receipt of such payments from clients and the time such payments are remitted to the applicable insurer, where permitted by law.

Sandra Cole
Technical Assistant

Marsh USA Inc.
1166 Avenue of the Americas
New York, NY 10036
212 345 3681 Fax 212 345 3706
Sandra Cole@marsh
www.marsh.com

August 10, 2005

Ms. Christina Gee

Vice President

Morgan Stanley

750 Seventh Avenue

New York, NY 10020

Subject:	Morgan Stanley Institutional Fund of Hedge Funds Investment Company Blanket Bond Policy Number: FIB0005823-02 Period: August 15, 2005– August 15, 2006

Dear Ms. Gee:

Enclosed please find our invoice in the amount of $15,718.00 representing the premium due for the above coverage.

Kindly direct your remittance to our Accounting Department as soon as possible to avoid cancellation by the carrier.

Should you have any questions, feel free to contact Pat Logan at (212) 345-5345.

Regards,

Sandra Cole

Sandra Cole
Technical Assistant

cc: P. Logan - Marsh

One Tower Bridge 100 Front Street, Suite 1100, West Conshohocken, PA 19428-2881 Phone #: 610-940-5000, Fax #: 212-507-8518, msim.aip@morganstanley.com

Fund Flow Request:	143011

August 22, 2005

Ms. Maurina Kirstie

State Street Bank & Trust Co. Canada

State Street Financial Center, 30 Adelaide Street East, Suite 1100

Toronto, Onitario MSC306

Fax #: 416 681 3707

Phone#: 416 643 6077

Dear Maurina;

Please make arrangements for payment of the following:

Cash Movement: Date:	August 23,2005

Amount (in USD),	15,718.00

Relating To:	Marsh USA Inc.

Comments (if any):	Invoice #852886

To:	Bank	Bank of New York
Bank Location:
	ABA#:	021-000-018
SWIFT Code (if applicable)
	FBO Acct #:	8900091886
FBO ABA/SWIFT:
	FBO Acct Name:	Marsh USA
FFC Acct # (if applicable):
FFC Acct Name (if applicable):
	Notes:	Attn: Accounts Payable
	Sender	Morgan Stanley Institutional Fund of Hedge Funds LP

From	Morgan Stanley AlP Portfolio.	Morgan Stanley Institutional Fund of Hedge Funds LP
	AIP Portfolio Nickname:	IFHF
	Bank Name:	State Street Bank & Trust Co. Boston
	Bank Acct #	4791-754-7(MS3E)

Thank you for your help. Please call us at 610-910-5000 with any questions.

Best Regards,

/s/ Lisa Kwiatkowski	/s/ Roman Osidach
Lisa Kwiatkowski	Roman Osidach

Resolutions from April 28, 2005 Board Meeting

The matter was discussed and thereafter, upon motion duly made, seconded and unanimously carried by the Board of Fund of Hedge Funds, it was

RESOLVED, That the Insurance Committee of the Fund be and it hereby is authorized to prepare and enter into agreements meeting the requirements of Rule 17g-l(f) under the Investment Company Act relating to joint insured bonds covering investment companies, as the Committee deems appropriate; and further

RESOLVED, That each officer of the Fund be, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolutions.

Resolutions from April 28, 2005 Absolute Return Fund Organizational Meeting

The matter was discussed and thereafter, upon motion duly made, seconded and unanimously carried, it was

RESOLVED, That the Insurance Committee of the Fund be and it hereby is authorized to prepare and enter into agreements meeting the requirements of Rule 17g-l(f) under the Investment Company Act relating to joint insured bonds covering investment companies, as the Committee deems appropriate; and further

RESOLVED That the Insurance Committee of the Fund be and it hereby is authorized to approve the continuation by this Fund, jointly with the other investment companies advised by Morgan Stanley Investment Management Inc., of participation in the mutual fund Directors and Officers/Errors and Omissions insurance policy; and further

RESOLVED, That each officer of the Fund be, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolutions.

Resolutions from August 24, 2005 Board Meeting

The matter was discussed and thereafter, upon motion duly made, seconded and unanimously carried by the Board of Fund of Hedge Funds, it was

RESOLVED, that this Board hereby ratifies the binding of the D&O/E&O policies for the Fund in an amount of $10 million for a projected premium of $220,500; and further

RESOLVED, that this Board hereby ratifies the binding of a Fidelity Bond in the amount of $5 million for a projected premium of $15,718.

Resolutions from February 6, 2006 Absolute Return Fund STS Organizational Meeting

Thereafter, upon motion duly made, seconded and unanimously carried by the Board of Absolute Return STS, it was

RESOLVED, That this Board hereby approves the payment by this Fund to be in the proportion that the amount of coverage this Fund would have maintained under a single insured bond (as determined by Morgan Stanley Investment Management in accordance with the foregoing resolution) bears to the total amount of coverage under the joint insured bond, said amount having been determined after taking all relevant factors into consideration as required pursuant to Rule 17g-l(e); and further

RESOLVED, that the proper officers of the Fund be, and they hereby are, authorized to prepare and enter into agreements meeting the requirements of Rule 17g-l(f) under the Investment Company Act relating to joint insured bonds covering investment companies, in substantially the same form as the present agreement among the funds participating in the joint bond; and further

RESOLVED, that this Board hereby designates the Secretary or other such officer as may be appropriate of the Fund as the officer who shall make all filings with the Securities and Exchange Commission and give all notices to the members of the Board of the Fund which shall at any time be required by Rule 17g-l(g) under the Investment Company Act of 1940; and further

RESOLVED, That the Fund shall participate in the Fidelity Bond only so long as this Board, upon consideration of the matter no less frequently than annually, shall approve the form and amount of the Bond, and the portion of the premium for said Bond to be paid by the Fund.

MARSH

Marsh USA Inc.
New York, NY - 299
(212) 345-6000

Invoice No.
061798

ORIGINAL INVOICE

Date: 8/15/06

Attn: Christina Gee
Morgan Stanley
750 Seventh Avenue
New York, NY 10020

Effective Date	Expiration Date	Client No.
8/15/06	8/15/07	027947

Policyholder: Morgan Stanley

ORIGINAL Billing Effective Date: 8/15/06

Insurer	Policy No.	Type of Coverage / Item	Amount
FIDEL.& DEP MD	FIB000582303	FIDELITY BOND PREMIUM	17,155.00
		REMIT IN: UNITED STATES DOLLARS	

Renewal premium due for Investment Company Blanket Bond, effective 8/15/06 - 8/15/07 for Morgan Stanley Institutional Fund of Hedge Funds
P. Logan/P. Edwards/rt

MSIFHF Blanket Bond
Limit # 5,000,000
[signature]

APPROVED

Please indicate Invoice # 061798 on your remittance to:

Marsh USA Inc.
New York Office
P.O. Box 19601
Newark, NJ 07195-0601

TOTAL: 17,155.00

Invoice Is Payable In Full Upon Receipt

Marsh earns and retains interest income on premium payments held by Marsh on behalf of insurers during the period between receipt of such payments from clients and the time such payments are remitted to the applicable insurer, where permitted by law.

MARSH

Marsh USA Inc.
New York, NY - 299
212) 345-6000

RECEIVED
AUG 28 2006
MANAGEMENT

Invoice No.
062469

ORIGINAL INVOICE

Date: 8/23/06

Attn: Christina Gee
Morgan Stanley
750 Seventh Avenue
New York, NY 10020

Effective Date	Expiration Date	Client No.
8/15/06	8/15/07	027947

Policyholder: Morgan Stanley

ORIGINAL   Billing Effective Date: 8/15/06

Insurer	Policy No.	Type of Coverage / Item		Amount
INDIAN HARBOR	ELU09380906	PS FIRM E&O	PREMIUM	120,000.00
		PS FIRM E&O	SURPLUS LN TAX	4,320.00
		PS FIRM E&O	STAMPING FEE	240.00
CONTINENTAL CA	287055386	PS FIRM E&O	PREMIUM	96,000.00

REMIT IN: UNITED STATES DOLLARS

Premiums with applicable Surplus Lines tax and fee due for MSIFH's Hedge Fund D & O/E & O Liability policies, effective 8/15/06 - 8/15/07
T. Sullivan/F. Martinez/rt

Limit - $10mm

APPROVED

Please indicate Invoice # 062469 on your remittance to:

Marsh USA Inc.
New York Office
P.O. Box 19601
Newark, NJ 07195-0601

TOTAL: 220,560.00

Invoice Is Payable In Full Upon Receipt

Marsh earns and retains interest income on premium payments held by Marsh on behalf of insurers during the period between receipt of such payments om clients and the time such payments are remitted to the applicable insurer, where permitted by law.

One Tower Bridge 100 Front Street, Suite 1100, West Conshohocken, PA 19428-2881 Phone #: 610-940-5000, Fax #: 212-507-8518, msim.aip@morganstanley.com

Fund Flow Request	212227

September 18, 2006

Ms. Maurina Kirstic

State Street Bank & Trust Co. Canada

State Street Financial Center, 30 Adelaide Street East, Suite 1100

Toronto, Ontario M5C3G6

Fax # 416 681 3707

Phone # 416 643 6077

Dear Maurina:

Please make arrangements for payment of the following.

Cash Movement Date:	September 18, 2006

Amount (in USD):	8,669.84

Relating To:	Marsh USA Inc.

Comments (if any):	Invoice #062469, 061798

To:	Bank:	Bank of New York
Bank Location:
	ABA #:	021-000-018
SWIFT Code (if applicable):

	FBO Acct #:	8900091886
FBO ABA/SWIFT:
FBO Acct Name:
FFC Acct # (if applicable):
FFC Acct Name (if applicable):
	Notes:	Attn: Accounts Payable - Invoice # 062469, 061798
	Sender:	Alternative Investment Partners Absolute Return Fund

From:	Morgan Stanley AIP Portfolio:	Alternative Investment Partners Absolute Return Fund
	AIP Portfolio Nickname:	ARF
	Bank Name:	State Street Bank and Trust Co. Boston
	Bank Acct #:	00193417(MSD8)

Thank you for your help. Please call us at 610-940-5000 with any questions.

Best Regards,

/s/ Sarah Goldsmith	/s/ Roman Osidach
Sarah Goldsmith	Roman Osidach

One Tower Bridge 100 Front Street, Suite 1100, West Conshohocken, PA 19428-2881 Phone #: 610-940-5000, Fax #: 212-507-8518, msim.aip@morganstanley.com

Fund Flow Request	212226

September 18, 2006

Ms. Maurina Kirstic

State Street Bank & Trust Co. Canada

State Street Financial Center, 30 Adelaide Street East, Suite 1100

Toronto, Ontario M5C3G6

Fax # 416 681 3707

Phone # 416 643 6077

Dear Maurina:

Please make arrangements for payment of the following

Cash Movement Date:	September 18, 2006

Amount (in USD):	225,648.04

Relating To:	Marsh USA Inc.

Comments (if any):	Invoice #062469, 061798

To:	Bank:	Bank of New York
Bank Location:
	ABA #:	021-000-018
SWIFT Code (if applicable):

	FBO Acct #:	8900091886
FBO ABA/SWIFT:
FBO Acct Name:
FFC Acct # (if applicable):
FFC Acct Name (if applicable):
	Notes:	Attn: Accounts Payable - Invoice # 062469, 061798
	Sender:	Morgan Stanley Institutional Fund of Hedge Funds LP

From:	Morgan Stanley AIP Portfolio:	Morgan Stanley Institutional Fund of Hedge Funds LP
	AIP Portfolio Nickname:	IFHF
	Bank Name:	State Street Bank & Trust Co. Boston
	Bank Acct #:	4791-754-7 (MS3E)

Thank you for your help. Please call us at 610-940-5000 with any questions

Best Regards,

/s/ Sarah Goldsmith	/s/ Roman Osidach
Sarah Goldsmith	Roman Osidach

One Tower Bridge 100 Front Street, Suite 1100, West Conshohocken, PA 19428-2881 Phone #: 610-940-5000, Fax #: 212-507-8518, msim.aip@morganstanley.com

Fund Flow Request	212232

September 18, 2006

Ms. Maurina Kirstic

State Street Bank & Trust Co. Canada

State Street Financial Center, 30 Adelaide Street East, Suite 1100

Toronto, Ontario M5C3G6

Fax # 416 681 3707

Phone # 416 643 6077

Dear Maurina:

Please make arrangements for payment of the following’

Cash Movement Date:	September 18, 2006

Amount (in USD):	3,397.12

Relating To:	Marsh USA Inc.

Comments (if any):	Invoice #062469, 061798

To:	Bank:	New York, NY
Bank Location:
	ABA #:	021-000-018
SWIFT Code (if applicable):

	FBO Acct #:	8900091886
FBO ABA/SWIFT:
	FBO Acct Name:	Marsh NY, PC299
FFC Acct # (if applicable):
FFC Acct Name (if applicable):
	Notes:	Attn: Accounts Payable Invoice 062469 and 061798
	Sender:	Morgan Stanley Institutional Fund of Hedge Funds LP

From:	Morgan Stanley AIP Portfolio:	Morgan Stanley Institutional Fund of Hedge Funds LP
	AIP Portfolio Nickname:	IFHF II
	Bank Name:	State Street Bank and Trust Co. Boston
	Bank Acct #:	00193391 (MSD6)

Thank you for your help. Please call us at 610-940-5000 with any questions.

Best Regards,

/s/ David Fleckenstein	/s/ Sarah Goldsmith
David Fleckenstein	Sarah Goldsmith

Resolutions from April 25, 2006 Board Meeting

The matter was discussed and thereafter, upon motion duly made, seconded and unanimously carried by the Board of each Absolute Return Fund, Absolute Return STS and Fund of Hedge Funds, it was

RESOLVED, that the Insurance Committee of the Fund be and it hereby is authorized to prepare and enter into agreements meeting the requirements of Rule 17g-l(f) under the Investment Company Act relating to joint insured bonds covering investment companies, as the Committee deems appropriate; and further

RESOLVED, that the Insurance Committee of the Fund be and it hereby is authorized to approve the continuation by this Fund, jointly with the other investment companies advised by Alternative Investment Partners GP LP, of participation in the mutual fund Directors and Officers/Errors and Omissions insurance policy; and further

RESOLVED, that each officer of the Fund be, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolutions.

Resolutions from August 24, 2006 Board Meeting

The matter was discussed and thereafter, upon motion duly made, seconded and unanimously carried by the Board of Fund of Hedge Funds, Fund of Hedge Funds II, Absolute Return and Absolute Return STS, it was

RESOLVED, That having due consideration for the aggregate value of the funds and securities of the Fund to which each officer or employee of the Fund may, singly or jointly with others, have access, including, but not limited to, subscription payments for shares, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets, this Board, including a majority of the members of this Board who are not interested person of the Fund, hereby ratifies and approves the type and form (Investment Company Blanket Bond, obtained from ICI Mutual Insurance Company) of the Fidelity Bond to be maintained by this Fund jointly with the other investment companies advised by Morgan Stanley Investment Management Inc., now or in the future (referred to collectively herein as the “Participating

Funds”) in accordance with the Investment Company Act of 1940 and Rule 17g-l thereunder, and hereby further determines that said Fidelity Bond shall be in an amount at least equal to the sum of the total amount of coverage which each Participating Fund would have been required to provide and maintain individually pursuant to the schedule contained in Rule 17g-l(d)(l), such amount to be monitored and determined on a continuous basis for each Participating Fund by Morgan Stanley Investment Management Inc., and this Board approves all increases in the amount of said Fidelity Bond so determined; and further

RESOLVED, that this Board hereby ratifies the binding of a Fidelity Bond in the amount of $5 million for a premium of $17,155; and further

RESOLVED, That this Board hereby ratifies and approves the payment by this Fund of a portion of the total premium for the coverage of said Fidelity Bond, the amount of such portion to be in the proportion that the net assets of this Fund bear to the total net assets of all Participating Funds, as of a date to be selected by Management; and further

RESOLVED, That the proper officers of the Fund be and they hereby are authorized to prepare and enter into agreements meeting the requirements of Rule 17g-l(f) under the Investment Company Act of 1949 relating to joint insured bonds covering investment companies, in substantially the same form as the present agreement among the Participating Funds; and further

RESOLVED, That this Board hereby designates Mary E. Mullin, Secretary of the Fund, as the officer who shall make all filings with the Securities and Exchange Commission and give all notices to the members of the Board of the Fund which shall at any time be required by Rule 17g-l(g) under the Investment Company Act of 1940; and further

RESOLVED, That the Fund shall participate in the said Fidelity Bond only so long as this Board, upon consideration of the matter no less frequently than annually, shall approve the form and amount of the Bond, and the portion of the premium for said Bond to be paid by the Fund; and further

SEC Bond Filing for Mutual Fund

Morgan Stanley Investment Management and Risk and Insurance Management

Procedure

RIMD will request insurance carriers to issue policies and/or riders 60 days from binding in electronic (Word) format.

Upon receipt, RIMD will e-mail the file to the Corporate Governance Group within the MSIM Legal Department (“Corporate Governance”) for filing with the SEC.

If RIMD does not receive the policy and/or rider 60 days from binding, we will call the Insurance Broker directly and obtain status, and continue to call every three days until we receive the policy. In turn we will communicate the status of the policy with Corporate Governance every three days until final receipt.